Exhibit 99.D

VIA OVERNIGHT MAIL

October 20, 2005

Mr. Daniel K. Rothermel

Lead Director

Sovereign Bancorp, Inc.

Centre Square East

1500 Market Street, ML 400

Philadelphia, PA 19102

Dear Mr. Rothermel:

RE: BOOKS & RECORDS REQUEST

When we met with you and the Board of Directors (the “Board”) on May 23, 2005, we requested certain information about Sovereign Bancorp, Inc. (together with Sovereign Bank and its other subsidiaries, the “Company”).  As of the date of this letter, we have not received a response.

As such, we are considering submitting a formal written request for books and records, to which we are entitled pursuant to the shareholder rights provided in Section 1508 of the Pennsylvania Business Corporation Act.  Prior to undertaking this request, however, we believe it is appropriate to, once again, provide you and the Board an opportunity to respond and voluntarily provide the requested information.

Our concerns relate to the Company’s vague disclosure, accelerating growth, and sheer magnitude of loans from the bank to the Company’s directors and/or executive officers and their affiliates as that term is defined by the SEC (hereinafter “Directors and/or Executive Officers”).  We are also highly concerned about the number, size, and vague disclosure of business transactions and payments between the Company and its Directors.

The Company’s 2005 proxy statement states that directors may benefit from preferential terms from Sovereign Bank with respect to interest rates and loan fees on consumer and residential mortgage loans.  There is no disclosure as to whether or not Directors have received such personal benefits and, if so, the terms of such arrangements.

Of particular concern is the rapidly accelerating number and size of related party loans to Directors and Executive Officers.  Since 1999, there has been a 1,922% increase in related party loans, from $4.7 million to $94.1 million, to Directors and Executive Officers according to public filings the Company made with the Office of Thrift Supervision.  It is our understanding from discussions with the Company’s chief financial officer that as of June 30, 2005, loans to Executive Officers totaled approximately $4.3 million.  This implies that, as of that date, loans to so-called independent Directors totaled approximately $89.8 million, or 95%, of the total amount of Sovereign’s reported related party loans.

The Company’s public disclosures are woefully insufficient.  It is impossible to determine which Directors have taken these loans or how much they borrowed.  We also cannot determine which Directors benefit from preferential interest rates and terms on consumer and residential mortgage loans, or whether the loans were made at market rates and on standard terms and conditions.  Loans – especially loans that large – made to directors create serious conflicts of interest.  This conflict is compounded if the underlying credit quality for such loans deteriorates.  We believe that such loans can severely compromise Directors’ independence and therefore require detailed disclosure.  This information is material to shareholders’ purchase and sale decisions and their voting decisions on directors.

For us to (i) evaluate the propriety and fairness of these loans and other transactions, (ii) assess their affect on the independence of the directors and the board, and (iii) review the adequacy of disclosure regarding these transactions, we request that you furnish the following documents and information:

1.               Please provide a clear and comprehensive explanation of the Company’s related party loan policies and procedures including:

a.               A copy of any policies and procedures of the Company that are, or have been, in effect since January 1, 1999, including any amendments thereto, with respect to the consideration and approval of loans to Directors and Executive Officers.

b.              A copy of any materials relating to any Director and/or Executive Officer loan program maintained by the Company.  Please describe the approval process for such loans, including whether such loans are approved by a Board committee, the names of the individuals on any such committee and the criteria used to evaluate and approve such extensions of credit.

c.               Describe the role of the Company’s CEO with respect to the loans and/or the loan programs referred to in Item 1(b) above, including the CEO’s participation, if any, in the approval process.  Describe the capacity in which the CEO acts when involved in any such process (i.e., as a Director or Officer of the Company, etc.).

d.              Describe any ongoing review policies and procedures employed by the Company with respect to outstanding loans to Directors and Executive Officers.  Include a description of the frequency of review and the parties responsible for review and for assessing the ongoing credit quality of such loans.

e.               Describe the policies and procedures employed by the Company for Director and Executive Officer loans if they become delinquent or the credit quality otherwise deteriorates.  Include a description of the parties responsible for such review.

f.                 Explain how the Company’s policies and procedures with respect to Director and Executive Officer loans serve shareholders’ best interests and what criteria and processes the Board used in concluding that these policies and the related loans do not affect Director independence.

2.               Provide a list of all loans and other extensions of credit (collectively, the “Loans”) to any Director or Executive Officer of the Company or any associate or affiliate thereof, (collectively, an “Insider”) that are outstanding as of the date of this letter or that were made at any time since January 1, 1999, together with the following information for each such Loan:

(a)                      a summary of the Loan, including: (i) the date of the loan, (ii) the borrower and its relationship to the Director or Executive Officer, (iii) the principal amount, interest rate, fees, and payment terms of the Loan, (iv) whether the Loan was made on terms or rates that were more favorable than those offered to nonaffiliated persons for similar transactions, and (v) the guarantors and collateral for the Loan, if any; and

(b)                     a statement as to whether the Loan has been at any time classified as past due, nonaccrual, substandard, doubtful, restructured, or potential problem.

3.               Provide a list of all related party transactions, including real estate leases, between the Company or any affiliate thereof and any Director or Executive Officer as of the date of this letter or that were entered into at any time since January 1, 1999, together with a summary of the terms of each such transaction, including: (i) the date of the transaction, (ii) the parties to the transaction and their relationship to the Director or Executive Officer, (iii) the nature of the transaction, including (in the case of a real estate lease) the address of the leased property, (iv) the term of the transaction, (v) the economic terms of the transaction, (vi) any fairness opinion or other independent evaluation of the terms of the transaction, and (vii) in the case of real estate leases, the elapsed time between the Director’s having acquired title to the subject property and the subsequent lease to the Company.

4.               Provide all minutes of the Board (and any committee thereof) of the Company relating to any of the Loans and related party transactions.

5.               Provide all minutes of the Loan Committee of the Company relating to any of the Loans.

6.               Provide all internal and external reports, memoranda and other documents that discuss whether any of the Loans are or should be classified as past due, nonaccrual, substandard, doubtful, restructured, or potential problem.

7.               Explain how the Board determined the independence of each of its members and the members of the Company’s Audit Committee in 2002, 2003, 2004 and 2005 in accordance with Section 303A of the NYSE Rules, and provide any other information, memoranda or analysis supporting the Board’s conclusions in that regard.

We request that the Company promptly publicly disclose the information requested in this letter to shareholders.  Should the Company choose not to respond to our request within five business days from the date of this letter, we reserve the right to exercise our shareholder rights to obtain the information under Pennsylvania law.

We look forward to hearing from you.

Sincerely,

Ralph V. Whitworth
Principal

cc: Mr. Jay S. Sidhu